Exhibit 99.2

IMMEDIATE	5 September 2003

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC Expected Timetable for Rights Issue

Time and/or date 2003 [1]

Record date for the Rights Issue	Close of business on 18 September

Latest time and date for receipt of Forms of Proxy	2.30 pm on 20 September

Extraordinary General Meeting	2.30 pm on 22 September

Despatch of Provisional Allotment Letters (Qualifying non-CREST Shareholders only 2)	22 September

Nil Paid Rights credited to stock accounts in CREST (Qualifying CREST Shareholders only 2)	8.00 am on 23 September

Dealings in new Ordinary Shares to commence on the London Stock Exchange, nil paid	8.00 am on 23 September

Nil Paid Rights and Fully Paid Rights enabled in CREST	After 8.00am on 23 September

Recommended latest time for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST [3]	4.30 pm on 9 October

Latest time for depositing renounced Provisional Allotment Letters (nil paid or fully paid) into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account [4]	3.00 pm on 10 October

Latest time and date for splitting Provisional Allotment Letters (nil paid or fully paid)	3.00 pm on 13 October

Latest time and date for acceptance and payment in full and registration of renunciation of Provisional Allotment Letters	10.30 am on 15 October

Expected time and date for new Ordinary Shares to be credited to CREST stock accounts and for dealings in the new Ordinary Shares to commence on the London Stock Exchange, fully paid	8.00 am on 16 October

Despatch of definitive certificates for new Ordinary Shares	By 24 October

Notes
1.	References to time in this document are to London time. The dates mentioned and in the Provisional Allotment Letter may be adjusted by the Company, with the consent of the Underwriters, in which event details of the new dates will be notified to the UK Listing Authority, the London Stock Exchange and, where appropriate, to Shareholders.
2.	Other than certain Overseas Shareholders and US Persons.
3.	If your Nil Paid Rights or Fully Paid Rights are in CREST and you wish to convert them into certificated form.
4.	If your Nil Paid Rights are represented by a Provisional Allotment Letter and you wish to convert them into uncertificated form.

–ENDS–